Sun Life Financial

Sun Life Financial completes the offering of Subordinated Unsecured Debentures

TORONTO, ON – (March 2, 2012) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today the successful completion of the public offering in Canada of $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures due 2022 (the "Series 2012-1 Debentures").

The Series 2012-1 Debentures were sold under a pricing supplement dated February 28, 2012, issued pursuant to the Company's short form base shelf prospectus and its prospectus supplement, each dated April 12, 2011, which are available on the Company's SEDAR website at www.sedar.com.

The Series 2012-1 Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2011, the Sun Life Financial group of companies had total assets under management of $466 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:	**Investor Relations Contact:**
Frank Switzer	Phil Malek
Vice-President	Vice-President
Corporate Communications	Investor Relations
Tel: 416-979-4086	Tel: 416-979-4198
frank.switzer@sunlife.com	investor.relations@sunlife.com